FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number

1. Preferred Securities of Telefónica’s affiliate	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA, S.A. (hereinafter “Telefónica”) has launched today in Spain an offer to purchase the preferred securities of one of its affiliates with an aggregate principal amount of €2.0 billion(“Offer to Purchase”), and concurrently and in connection therewith, an offer to sell a combination of treasury shares and new debt securities of Telefónica to any such holders who accept Telefónica’s Offer to Purchase. Holders who accept Telefónica’s Offer to Purchase will have to reinvest the purchase price paid by Telefónica (excluding any accrued interest paid under the tendered preferred securities), in new debt securities of Telefónica, with a maximum aggregate principal amount of €1.2 billion, and shares of Telefónica, in a maximum aggregate amount of €0.8 billion. The Offer to Purchase is not being made in the United States and is not available to U.S. persons.

The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer to sell, or a solicitation of an offer to purchase, any securities. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. persons absent registration or an exemption from the registration requirements of the Securities Act. No money, securities, or other consideration is being solicited by this announcement and, if sent in response to the information contained herein, will not be accepted.

Madrid, October 31st, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 31st , 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the
Board of Directors